EXHIBIT 99.1

Osisko Development Reports Exploration Results at Trixie and  Outlines 2023 Drill Program at Tintic Project

62.82 g/t Au and 231.46 g/t Ag over 6.86 m including 191 g/t Au and 707 g/t Ag over 1.07 m

MONTREAL, May 17, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce new 2023 underground diamond drilling ("DD") results at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project") and to provide an overview of the ongoing 2023 exploration program at Tintic, located in the historic East Tintic Mining District in central Utah, U.S.A. In addition, the Company is also reporting the remaining DD and reverse circulation drilling ("RC") results from its 2022 exploration program.

Chris Lodder, President of Osisko Development, commented, "The underground diamond drilling results from this year's drill campaign continue to generate targets and understanding of the epithermal veins and breccias at Trixie. High-grade gold and silver is observed in the footwall of the T2 and T1 zones, as both disseminated and vein mineralization. As these initial results indicate, the drillholes are intersecting all zones within the deposit area and continue to build upon the exploration successes achieved in 2022. We are also excited to launch our initial drill campaign to target copper porphyry potential at Tintic, which is slated to begin in Q3 2023."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from 22 DD holes and 20 RC holes (refer to Tables 1 and 2). Select assay highlights include:

  23.49 grams per tonne ("g/t") gold ("Au") and 58.79 g/t silver ("Ag") over 1.37 meters ("m") in hole TUG-625-106 (0.69 troy oz per short ton ("oz/t") Au and 1.71 oz/t Ag over 4.50 feet ("ft.")
  19.54 g/t Au and 58.54 g/t Ag over 1.98 m in hole TRXU-DD-23-001 (0.57 oz/t Au and 1.71 oz/t Ag over 6.5 ft.)
  43.44 g/t Au and 40.63 g/t Ag over 0.91 m in hole TRXU-DD-23-003 (1.27 oz/t Au and 1.19 oz/t Ag over 3.00 ft.)
  62.82 g/t Au and 231.46 g/t Ag over 6.86 m in hole TRXU-DD-23-003 (1.83 oz/t Au and 6.75 oz/t Ag over 22.5 ft.) including
    191.00 g/t Au and 707.00 g/t Ag over 1.07 m (5.57 oz/t Au and 20.62 oz/t Ag over 3.50 ft.) and
    117.00 g/t Au and 393.00 g/t Ag over 1.68 m (3.41 oz/t Au and 11.46 oz/t Ag over 5.50 ft.)
  49.11 g/t Au and 255.00 g/t Ag over 1.07 m in hole TRXU-DD-23-003 (1.43 oz/t Au and 7.44 oz/t Ag over 3.5 ft.)
  7.95 g/t Au and 26.12 g/t Ag over 7.32 m in hole TRXU-DD-23-005 (0.23 oz/t Au and 0.76 oz/t Ag over 24.00 ft.)
  10.67 g/t Au and 38.51 g/t Ag over 4.27 m in hole TRXU-DD-23-005 (0.31 oz/t Au and 1.12 oz/t Ag over 14.00 ft.)
  28.70 g/t Au and 98.15 g/t Ag over 1.52 m in hole TRXU-DD-23-016 (0.84 oz/t Au and 2.86 oz/t Ag over 5.00 ft.)
  7.67 g/t Au and 13.43 g/t Ag over 11.58 m in hole TRXU-DD-23-018 (0.22 oz/t Au and 0.39 oz/t Ag over 38.00 ft.) including
    35.07 g/t Au and 19.47 g/t Ag over 1.07 m (1.02 oz/t Au and 0.57 oz/t Ag over 3.50 ft.)
  20.30 g/t Au and 155.00 g/t Ag over 1.52 m in hole TRC121 (0.59 oz/t Au and 4.52 oz/t Ag over 5.00 ft)

DRILL RESULTS SUMMARY

  In 2022, the Company completed 28 surface RC drill holes near Trixie totalling approximately 8,753 m (28,718 ft.) and 66 underground DD holes in the 625 level at Trixie totalling approximately 2,985 m (9,796 ft.). Assays have now been received for all 2022 holes.
  The high-grade intercepts disclosed in this news release were targeting all domains of the current Trixie mineral resource estimate ("Trixie MRE") (see Figure 2 and 3).
  The T1 domain consists of Tintic quartzite-hosted mineralization constrained within the footwall of the T2 and between the T2 and 75-85 structures. The Mineralization observed is both disseminated and in a series of discrete high-grade fissure veins.
    Hole TRXU-DD-23-003 intersected 62.82 g/t Au and 231.46 g/t Ag over 6.86 m including higher grade samples of 191.00 g/t Au and 707.00 g/t Ag over 1.07 m and 117.00 g/t Au and 393.00 g/t Ag over 1.68 m.
    Hole TRXU-DD-23-005 intersected 7.95 g/t Au and 26.12 g/t Ag over 7.32 m in the T4 stockwork and fissure veins and further downhole intersected 10.67 g/t Au and 38.51 g/t Ag over 4.27 m in the 75-85 polymetallic vein.
  These drilling results will provide valuable infill data to improve our understanding and the confidence level of the mineralized zones defined in the Trixie MRE and to support a future mineral resource update.
  The RC drilling was initially designed to explore ~600 m to the northeast of Trixie. Subsequent RC holes were planned along strike to test north of the T2 zone, and further to the south to explore for mineralized structures to be followed up with underground core drilling.
    Several of the exploration holes intersected anomalous precious metal values including 0.21 g/t Au and 142.0 g/t Ag over 1.52 m and 0.27 g/t Au and 40.53 g/t Ag over 16.76 meters in hole TRC053A, drilled 250 m north of T2, and potentially showing mineralized systems along strike.
    Hole TRC121 intersected 20.3 g/t Au and 155.0 g/t Ag over 1.52 m within the T4 zone.

2023 EXPLORATION DRILLING PROGRAM

  The 2023 exploration program consists of an initial ~5,000 m (16,400 ft.) of underground exploration and delineation drilling of the current Trixie MRE. Additional drilling is also proposed to determine the extents of the known mineralization.
  To date, the Company has completed 35 DD holes totalling approximately 3,226 m (10,584 ft.). The drilling is targeting all known mineralized domains and extending into the footwall to the west to test for parallel mineralized zones. Assay results have been received for 19 DD holes, as disclosed herein. Results for the remaining holes are pending. Currently there are two underground diamond drill rigs in operation at Trixie conducting exploration activities.
  Approximately 75% of the 1,390 m (4,550 ft.) of the Trixie portal and underground decline ramp has been completed to date. The Company anticipates completion of the decline ramp to the main 625 level by Q3 2023, which is expected to significantly improve underground access for exploration drilling.
  During 2022, the exploration team completed an extensive review and compilation of historical data on the Tintic Project. 3D models of historical mine development, drilling, geochemical and lithological data were integrated and, as a result, a number of high sulphidation epithermal Au-Ag targets were identified at North Lily and Eureka Standard.
  Copper-molybdenum-gold porphyry targets were identified at Big Hill with the integration of historical drilling, surface geochemistry, geophysics and alteration mineralogy that defined a lithocap approximately 2 km in strike length and 1 km wide indicative of a potential porphyry. A strong geophysical and geochemical target was also identified to the West and depth below Trixie.
  An initial program of surface diamond drilling is planned to test the Big Hill porphyry target and is anticipated to commence in Q3 2023. Drilling is also recommended for the Eureka Standard and North Lily targets and will be a part of the Company’s ongoing exploration efforts.
  A 3D model of the compilation and targets at Tintic is available by accessing the Company’s VRIFY page at: https://vrify.com/decks/12801. The Tintic Project exploration presentation on the Company’s website provides a high-level overview of each target.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Trixie Project Area

21600
22000
22400
24000
23600
23200
22800
2023 Underground Drillhole Collars
2022 Underground Drillhole Collars
2022 RC Drillhole Collars
Drillhole Traces
Trixie Deposit Outline
Drilling Highlights (This Release)
SectionTrace
OSISKO DEVELOPMENT
SILVER PASS RD
TRXU-DD-23-016:
28.7 g/t Au and 98.15 g/t Ag over 1.52 m
TRXU-DD-23-003:
62.82 g/t Au and 231.46 g/t Ag over 6.86 m
Incl. 191 g/t Au and 707 g/t Ag over 1.07 m
And 117 g/t Au and 393 g/t Ag over 1.68 m
TRXU-DD-23-005:
10.67 g/t Au and 38.51 g/t Ag over 4.27 m
TRXU-DD-23-005:
7.95 g/t Au and 26.12 g/t Ag over 7.32 m
TRXU-DD-23-003:
49.11 g/t Au and 255 g/t Ag over 1.07 m
TUG-625-106:
23.49 g/t Au and 58.79 g/t Ag over 1.37 m
TRXU-DD-23-003:
43.44 g/t Au and 40.63 g/t Ag over 0.91 m
SECTION LINE
TRXU-DD-23-001:
19.54 g/t Au and 58.54 g/t Ag over 1.98 m
TRXU-DD-23-018:
7.67 g/t Au and 13.43 g/t Ag over 11.58 m
TRC121:
20.3 g/t Au and 155 g/t Ag over 1.52 m
Trixie Mine 625 Level and
RC Drilling Highlights
100 Feet

Figure 2: Trixie Drill Plan Map

Figure 3: Cross Section of Underground Drilling at 625 L at Trixie

Table 1: Diamond Drilling Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Target
TUG-625-044		8.99	10.06	1.07	7.07	12.18	29.50	33.00	3.50	0.21	0.36	Expl. hole east of T4
TUG-625-106		3.05	4.42	1.37	23.49	58.79	10.00	14.50	4.50	0.69	1.71	T4
TRXU-DD-23-001		6.71	8.69	1.98	19.54	58.54	22.00	28.50	6.50	0.57	1.71	T4
TRXU-DD-23-001	Including	7.62	8.08	0.46	23.03	65.73	25.00	26.50	1.50	0.67	1.92	T4
TRXU-DD-23-001	and	8.08	8.69	0.61	38.30	99.72	26.50	28.50	2.00	1.12	2.91	T4
TRXU-DD-23-001		12.65	13.87	1.22	13.77	71.13	41.50	45.50	4.00	0.40	2.07	T4
TRXU-DD-23-001	Including	13.41	13.87	0.46	32.29	97.38	44.00	45.50	1.50	0.94	2.84	T4
TRXU-DD-23-001		44.96	45.57	0.61	4.23	13.21	147.50	149.50	2.00	0.12	0.39	T2 FW
TRXU-DD-23-002	No Significant Assays
TRXU-DD-23-003		31.39	32.31	0.91	43.44	40.63	103.00	106.00	3.00	1.27	1.19	T2 FW
TRXU-DD-23-003		38.25	45.11	6.86	62.82	231.46	125.50	148.00	22.50	1.83	6.75	T2 FW/T1
TRXU-DD-23-003	Including	39.47	40.54	1.07	191.00	707.00	129.50	133.00	3.50	5.57	20.62	T2 FW/T1
TRXU-DD-23-003	and	40.54	42.21	1.68	117.00	393.00	133.00	138.50	5.50	3.41	11.46	T2 FW/T1
TRXU-DD-23-003		54.71	55.78	1.07	49.11	255.00	179.50	183.00	3.50	1.43	7.44	75-85
TRXU-DD-23-005		8.53	15.85	7.32	7.95	26.12	28.00	52.00	24.00	0.23	0.76	T4
TRXU-DD-23-005	Including	8.53	9.75	1.22	19.28	55.63	28.00	32.00	4.00	0.56	1.62	T4
TRXU-DD-23-005	and	14.63	15.85	1.22	11.79	36.63	48.00	52.00	4.00	0.34	1.07	T4
TRXU-DD-23-005		23.77	28.04	4.27	10.67	38.51	78.00	92.00	14.00	0.31	1.12	75-85
TRXU-DD-23-005	Including	24.69	25.91	1.22	21.33	48.75	81.00	85.00	4.00	0.62	1.42	75-85
TRXU-DD-23-005	and	25.91	26.82	0.91	10.19	65.16	85.00	88.00	3.00	0.30	1.90	75-85
TRXU-DD-23-006		90.22	90.68	0.46	2.00	22.39	296.00	297.50	1.50	0.06	0.65	T2 FW/T1
TRXU-DD-23-007		21.95	23.47	1.52	4.59	15.65	72.00	77.00	5.00	0.13	0.46	75-85
TRXU-DD-23-008		0.00	1.52	1.52	2.84	41.07	0.00	5.00	5.00	0.08	1.20	T4
TRXU-DD-23-008		2.44	3.96	1.52	2.39	23.33	8.00	13.00	5.00	0.07	0.68	T4
TRXU-DD-23-008		18.59	20.73	2.13	1.98	93.82	61.00	68.00	7.00	0.06	2.74	75-85
TRXU-DD-23-009	Hole abandoned
TRXU-DD-23-010	No Significant Assays
TRXU-DD-23-011		57.45	60.05	2.59	3.21	31.43	188.50	197.00	8.50	0.09	0.92	T4
TRXU-DD-23-012		62.64	63.09	0.46	2.50	38.31	205.50	207.00	1.50	0.07	1.12	75-85 HW
TRXU-DD-23-013		92.66	95.71	3.05	6.59	61.96	304.00	314.00	10.00	0.19	1.81	75-85/T1
TRXU-DD-23-014	No Significant Assays
TRXU-DD-23-015		43.89	46.94	3.05	1.59	65.23	144.00	154.00	10.00	0.05	1.90	T2 FW/T1
TRXU-DD-23-016		123.14	124.66	1.52	28.70	98.15	404.00	409.00	5.00	0.84	2.86	T1
TRXU-DD-23-017		32.92	33.68	0.76	3.52	0.15	108.00	110.50	2.50	0.10	0.00	T4
TRXU-DD-23-018		75.59	77.11	1.52	21.81	26.35	248.00	253.00	5.00	0.64	0.77	T1
TRXU-DD-23-018		75.59	87.17	11.58	7.67	13.43	248.00	286.00	38.00	0.22	0.39	T1
TRXU-DD-23-018	Including	75.59	77.11	1.52	21.81	26.35	248.00	253.00	5.00	0.64	0.77	T1
TRXU-DD-23-018	and	86.11	87.17	1.07	35.07	19.47	282.50	286.00	3.50	1.02	0.57	T1
TRXU-DD-23-019		152.40	156.67	4.27	4.03	21.82	500.00	514.00	14.00	0.12	0.64	T1
TRXU-DD-23-019	Including	152.40	153.62	1.22	7.09	39.62	500.00	504.00	4.00	0.21	1.16	T1
TRXU-DD-23-020		82.9056	84.7344	1.8288	4.41	105.74	272.00	278.00	6.00	0.13	3.08	T2
TRXU-DD-23-020	Including	84.12	84.73	0.61	9.57	200.00	276.00	278.00	2.00	0.28	5.83	T2

Table 2: Reverse Circulation Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Target
TRC038A	Hole Abandoned											Exploration
TRC038A		359.66	362.71	3.05	3.47	3.55	1180.00	1190.00	10.00	0.10	0.10	Exploration
TRC039		359.66	371.86	12.19	1.41	1.88	1180.00	1220.00	40.00	0.04	0.05	Exploration- 400 m north of T2
TRC043A	No Samples											Exploration
TRC051		153.92	158.50	4.57	0.37	168.00	505.00	520.00	15.00	0.01	4.90	Exploration
TRC053	Hole Abandoned											Exploration
TRC053A		208.79	210.31	1.52	0.22	88.30	685.00	690.00	5.00	0.01	2.58	Exploration
TRC053A		275.84	277.37	1.52	0.21	142.00	905.00	910.00	5.00	0.01	4.14	Exploration
TRC053A		359.66	376.43	16.76	0.27	40.53	1180.00	1235.00	55.00	0.01	1.18	Exploration
TRC053A	Including	359.66	361.19	1.52	0.27	98.00	1180.00	1185.00	5.00	0.01	2.86	Exploration
TRC053A	and	364.24	365.76	1.52	0.16	61.50	1195.00	1200.00	5.00	0.00	1.79	Exploration
TRC053A	and	370.33	371.86	1.52	1.04	62.60	1215.00	1220.00	5.00	0.03	1.83	Exploration
TRC069	No Significant Assays											T4
TRC070	No Significant Assays											T2-T4
TRC071	Hole Abandoned											T2-T4
TRC071A	Hole Abandoned											T2-T4
TRC087	Hole Abandoned											75-85
TRC088	No Samples											Volcanics, ophir shale
TRC094		309.37	310.90	1.52	0.11	37.20	1015.00	1020.00	5.00	0.00	1.09	T4
TRC094A	No Significant Assays											75-85
TRC095	No Significant Assays											Volcanics
TRC121		225.55	249.94	24.38	2.70	29.29	740.00	820.00	80.00	0.08	0.85	T4
TRC121	Including	248.41	249.94	1.52	20.30	155.00	815.00	820.00	5.00	0.59	4.52	T4
TRC122	No Samples
TRC123		208.79	210.31	1.52	0.36	63.40	685.00	690.00	5.00	0.01	1.85	T4
TRC123		274.32	280.42	6.10	0.17	43.29	900.00	920.00	20.00	0.01	1.26	T4
TRC123	Including	274.32	275.84	1.52	0.42	96.40	900.00	905.00	5.00	0.01	2.81	T4
TRC124	Hole Abandoned											T4
TRC124A		268.22	269.75	1.52	0.02	63.10	880.00	885.00	5.00	0.00	1.84	T2 FW/T1
TRC124A		396.24	397.76	1.52	1.50	16.50	1300.00	1305.00	5.00	0.04	0.48	T2 FW/T1

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure.

All drill core and exploration samples are dispatched to SGS Laboratory for offsite sample preparation and analysis. Samples are assigned a unique sample ID. All geological and sampling information is entered into Datamine Fusion database. Core is sawn in half and half is sampled. Certified standards and blanks are inserted into all sample dispatches. Samples are collected by Old Dominion Transportation and dispatched to SGS’s Laboratory in Burnaby. Sample submission forms accompany the samples, and digital copies are emailed to SGS.

All sample preparation is completed by SGS, including drying, crushing, and pulverizing of samples. Analytical assays include gold by 30 gram fire assay with AAS finish (GO_FAA30V10), and gold overlimits by fire assay with gravimetric finish (GO_FAG30V). Multielement analysis (including silver) is by four-acid digest with ICP-AES/ICP-MS finish (GE_ICM40Q12). The pulps are returned to Osisko Development and coarse rejects are disposed after 90 days. Assays are reported to Osisko Development and then loaded into Datamine Fusion. QA/QC samples are checked, and assays are merged with sample information for future reporting.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high-grade gold mineralization on Trixie; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete upgrades to the Trixie MRE (or any subsequent MRE) (if at all); the timing and resumption of test mining activities at Trixie; the information and the scope of the contemplated Trixie MRE (and any subsequent MRE); the impact of the Trixie MRE; the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the Financial Statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figures accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/9a39984c-a10e-4aec-9fb7-2ef849b6f2d2

https://www.globenewswire.com/NewsRoom/AttachmentNg/f36c8eb9-c253-4a99-a861-4dd1a1568802

https://www.globenewswire.com/NewsRoom/AttachmentNg/1f2a7624-14cc-45c4-98f0-d4cd3d2efb5f